Infotec Business Systems Inc.
#230 - 1122 Mainland Street
Vancouver, BC V6B 5L1
March 23, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:              Robert F. Telewicz Jr.

Re:	Infotec Business Systems Inc. Form 10-KSB for the year ended April 30, 2006 Filed on December 1, 2006; File No. 333-90618

Thank you for your letter dated February 22, 2007, with respect to the Annual Report on Form10-KSB filed by Infotec Business Systems Inc. (the “Company”) on December 1, 2006.

Our responses are as follows:

Note 4. Summary of Significant Accounting Policies, Revenue Recognition (k), page F-8.

Per our discussion with your office, our future filings will expand on the accounting policies related to revenue recognition. The Company had the following forms of revenue arrangements:

1.	On line advertising

2.	Event Broadcasting on a pay per view basis

3.	Broadcast subscriptions

4.	Web hosting services

5.	Broadcast fees

6.	Sale of video products

Revenue recognition is based on the delivery of each specific service or product. EITF 00-21 provides guidance for revenue recognition, especially when multiple services or products are offered in a single sale. It is the Company’s policy to only recognize revenue when the product has been delivered to the customer, and the Company does follow the guidance expressed in EITF 00-21. Specifically, the following are the Company’s policies for revenue recognition for the services/products listed above:

1.	On line advertising

Revenue is recognized only when advertising is broadcast

2.	Event Broadcasting on a pay per view basis

Revenue is recognized only after the event is broadcast and all broadcast obligations are met.

3.	Broadcast subscriptions

Revenue is recognized at the end of each month’s service after all broadcast obligations are met.

4.	Web hosting services

Revenue is recognized at the end of each month’s service after all service obligations have been met.

5.	Broadcast fees

Revenue is recognized once the event being broadcast has been televised and all broadcast obligations have been met. For recurring broadcast services, revenue is recognized after each broadcast, after all broadcast service obligations have been met.

6.	Sale of video products

Revenue is recognized upon delivery of the product or service.

Reorganization:

The September 30, 2005 purchase of the assets of Stream Horizon Media was not accounted for as a reorganization between companies under common control. It was accounted for as a straight purchase or assets and assumption of certain liabilities via the issuance of common stock of Infotec Business Systems. The stock was valued at market on the date of closing. The excess of the market value of the common stock given up over the net assets of Stream Horizon Media was accounted for as goodwill.

According to FASB Statement No. 141, Business Combinations, common control is defined as a person or persons having 50% or more ownership of the outstanding common stock of both the acquiring and acquired entity. The sole proprietor of Stream Horizon Media only owned 32.8% of the outstanding common stock of Infotec Business Systems prior to the September 30, 2005 closing date and therefore did not meet the common control test.

The Goodwill recorded is subject to annual review for realizability. The technology associated with the purchase of Stream Horizon Media is now an integral part of the technology being marketed by Infotec Business Systems. Since the purchase of Stream Horizon Media the Company has generated $779,381 in gross sales from the sale of this technology. Clearly, the Company has demonstrated an ability to completely recover the cost of its asset.

Each year, the Goodwill will be appraised by a qualified expert, who will report his results to the Company’s independent accountants, Mendoza Berger & Company, LLP, who will use the report of this expert in evaluating the viability and valuation of this asset. This process has been disclosed in the Company’s annual report on Form 10-K.

4.	Summary of Significant Accounting Policies

(e) Goodwill and Other Intangible Assets, page F-7

As explained in our answer to the Reorganization question, each year, the recorded Goodwill will be appraised by a qualified expert, who will report his results to the Company’s independent accountants, Mendoza Berger & Company, LLP, who will use the report of this expert in evaluating the viability and valuation of this asset. This process has been disclosed in the Company’s annual report on Form 10-K.

7.	Compensation payable

The $960,000 compensation payable was recorded in accordance with the chief executive’s employment contract. This payment was an inducement for him to join the Company and assume the duties of Chief Executive Officer. This “signing bonus” was deemed earned once he assumed his duties. The payment was immediately vested and was not tied to any length of service. Had he resigned even after one day’s service, he would still have been entitled to this payment. Therefore, the liability was recognized, in its entirety upon the CEO joining the Company. The payment is not being amortized, since it is not tied to any length of service and was immediately vested. The terms of this contract was properly disclosed in the financial statements.

Exhibits 31.1 and 31.2

The certifications in the future will comply with Exchange Act Rules 13a-15(e) and 15d-15(e) as requested. We will also ensure that future filings will include the exact wordings as provided in Item 601 (b) (31) of Regulation S-B.

We acknowledge and confirm that:

1.	we are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the receipt of any further comments which you may have in regard to the Annual Report. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

Infotec Business Systems Inc.

/s/ Arthur Griffiths
/s/ Carol Shaw
Arthur Griffiths, CEO and Carol Shaw, CFO

cc:    Mr. William Macdonald
         Clark Wilson LLP